650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 5, 2018

Via EDGAR and Overnight Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs

Jeff Kauten

Stephen Krikorian

Diane Fritz

Re:	Elastic N.V. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 8, 2018 CIK: 0001707753

Ladies and Gentlemen:

On behalf of our client, Elastic N.V.1 (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 22, 2018, relating to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1. We are concurrently submitting via EDGAR this letter and publicly filing a revised Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on August 8, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

[1]

Immediately prior to the completion of the Company’s initial public offering, the Company intends to change its corporate form from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public limited company (naamloze vennootschap) and change its corporate name from Elastic B.V. to Elastic N.V.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Division of Corporate Finance

September 5, 2018

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

Your response to prior comment 2 and your revised disclosure indicates that your product downloads include both free and paid features. Please clarify your disclosure here and elsewhere in your filing to state that the downloads include both your free and paid products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 70, 104, 110 and 118 of the Registration Statement to state that the Company’s product downloads include both free and paid software.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 66

2.

We note from your response to prior comment 9 that you do not have visibility into whether your downloaded products are being actively used or how much of your downloaded software is being actively used in conjunction with a paid subscription. Please disclose these facts in the prospectus. In addition, consider expanding your disclosure to explain how management uses the total downloads metric and why this metric is useful to your investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 110 of the Registration Statement to disclose that the Company does not have visibility into whether a downloaded product is being actively used by the customer. The Company has also revised the disclosure on pages 70 and 110 of the Registration Statement to provide additional disclosure on how management uses the total downloads metric and why the metric is useful to its investors.

Key Factors Affecting Our Performance, page 68

3.

We note your response to prior comment 11 related to your Net Expansion Rate metric. Please expand your disclosure to more clearly describe this metric and how management uses the metric, including language similar to that provided in your response.

Division of Corporate Finance

September 5, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Registration Statement to add additional disclosure regarding its Net Expansion Rate metric and how management uses the metric.

Results of Operations, page 73

4.

In your analysis of results of operations, you disclose that your increase in subscription revenue was attributable to the addition of new customers and an increase in sales of additional subscriptions to existing customers. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise your disclosure as applicable. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Registration Statement to add additional disclosure describing the contribution of each identified factor where a material change in a line item is attributed to two or more factors, including any offsetting factors, in quantified terms, where reasonably practicable.

Non-GAAP Financial Measures

Free Cash Flow and Free Cash Flow Margin, page 78

5.

We note from your response to prior comment 15 that if free cash flow is negative, you may need to access cash reserves or other sources of capital to invest in strategic initiatives. In light of your negative free cash flow for fiscal years 2017 and 2018, revise your disclosure to clarify why you believe your Non-GAAP free cash flow measures provide useful information to investors, using language which is similar to that provided in your response.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 67 and 86 of the Registration Statement to clarify why the Company believes its Non-GAAP free cash flow measures provide useful information to investors.

Business

Customers, page 104

6.	Please disclose the time periods covered by the case studies.

Division of Corporate Finance

September 5, 2018

In response to the Staff’s comment, the Company has revised the disclosure on pages 114, 115, 116 and 117 of the Registration Statement to disclose the time periods covered by the case studies.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

7.

We note your response to comment 18, however, it is still not clear how you have determined that your presentation complies with Rule 5-03(b)1 and (b)2 of Regulation S-X. Please tell us how you determined you were not required to separately disclose net sale of tangible products (i.e., software licenses) and services (i.e., support and SaaS subscriptions) to comply with Rule 5-03(b)(1) of Regulation S-X and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2). Alternatively, revise to separately present on the face of your Consolidated Statements of Operations net sales of tangible products and revenues from services and the cost of tangible products sold and cost of services.

In response to the Staff’s comment, the Company has revised its Consolidated Statements of Operations included in the Registration Statement to separately present net sales of tangible products and revenues from services and the cost of tangible products sold and cost of services.

***

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4658 or sbernard@wsgr.com, or my colleague, Andrew D. Hoffman at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Steven V. Bernard
Steven V. Bernard

cc:

Shay Banon, Elastic N.V.
Janesh Moorjani, Elastic N.V.
W. H. Baird Garrett, Elastic N.V.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Tina Knauss, PricewaterhouseCoopers LLP